ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION – EMPLOYEE SHARES 2007

We refer to the notice to the Oslo Stock Exchange dated 19 November 2007 regarding Orkla's offer to its employees to buy Orkla-shares. Today, 19 December 2007, Orkla has transferred 843,900 Orkla-shares to its employees.

After this transaction Orkla owns 12,037,390 Orkla-shares.

A total of 8,307,170 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 1,400,000 underlying shares in the hedge-position related to the remaining 701,500 synthetic options of the cash bonus programme.

Orkla ASA
Oslo, 19 December 2007

Contact:
Siv Merethe S. Brekke, VP Investor Relations,
Tel.: +47 2254 4455

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION

On 18 December 2007, in connection with Orkla`s option programme, 5,000 synthetic options were exercised at a strike price of NOK 20.51.

A total of 8,307,170 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 1,400,000 underlying shares in the hedge-position related to the remaining 701,500 synthetic options of the cash bonus programme.

Orkla holds 12,881,290 of its own shares.

Orkla ASA
Oslo, 18 December 2007

Contact:
Siv Merethe S. Brekke, VP Investor Relations,
Tel.: +47 2254 4455

ORKLA

RECEIVED
2008 JUN -2 P 4:16

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION

On 14 December 2007, in connection with Orkla`s option programme, 37,500 options were exercised at a strike price of NOK 40.47 and 15,000 synthetic options at strike price of NOK 20.51. In addition 15,005 options were cancelled.

A total of 8,307,170 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 1,400,000 underlying shares in the hedge-position related to the remaining 706,500 synthetic options of the cash bonus programme.

Orkla holds 12,881,290 of its own shares.

Orkla ASA
Oslo, 14 December 2007

Contact:
Siv Merethe S. Brekke, VP Investor Relations,
Tel.: +47 2254 4455

END